File No. 70-08717






                SECURITIES AND EXCHANGE COMMISSION

                       Washington, D.C.  20549

                           AMENDMENT NO. 1

                                 TO

                         FORM U-1 DECLARATION


                             UNDER THE


	PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
	---------------------------------------------
       Cinergy Corp.                   The Cincinnati Gas &
  139 East Fourth Street                  Electric Company
  Cincinnati, Ohio  45202             139 East Fourth Street
                                      Cincinnati, Ohio  45202


	(Name of company or companies filing this statement and
	address of principal executive offices)
	--------------------------------------------------------

                              Cinergy Corp.

             (Name of top registered holding company parent)
             -----------------------------------------------


                         William L. Sheafer
                           Cinergy Corp.
                      139 East Fourth Street
                      Cincinnati, Ohio 45202

              (Name and address of agent for service)



The Commission is requested to send copies of all notices, orders and communications in connection with this Declaration to:

     Ms. Cheryl M. Foley                              James R. Lance
Vice President, General Counsel               Manager - Corporate Finance
    and Corporate Secretary                           Cinergy Corp.
        Cinergy Corp.                            139 East Fourth Street
  139 East Fourth Street                         Cincinnati, Ohio 45202
    Cincinnati, Ohio  45202

	The Form U-1 Declaration in this file as previously submitted to this Commission is amended and restated in its entirety.

Item 1.	Description of Proposed Transactions.
		-------------------------------------

Transaction Overview
--------------------
	Cinergy Corp. (Cinergy), a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the Act), and its wholly-owned subsidiary utility company
The Cincinnati Gas & Electric Company (CG&E) (collectively, the Applicants) seek authorization for CG&E to enter into a transaction prior to June 30, 1996 involving a sale of equipment not to exceed $40 million, depending on the aggregate appraised value. The equipment shall include gas combustion turbines and related equipment such as, but not limited to, transformers, boilers and water pumps, of Unit Nos.
1 and 7 at CG&E's Woodsdale Generating Station (Woodsdale)
(collectively, Equipment).
	Woodsdale is a gas combustion turbine electric generating station located in southwestern Ohio and is wholly owned by CG&E. Woodsdale
Unit Nos. 1 through 6 are in operation. Woodsdale Unit No. 7 is under construction and is expected to be in service in 1998 based on current estimates. Woodsdale Unit No. 1 has a net generating capability of 82 megawatts and Woodsdale Unit No. 7 is expected to have 109 megawatts of net generating capability when completed.
	The sale by CG&E will be limited to equipment that constitutes moveable property and will exclude certain property retained by CG&E, such as land, buildings, pollution control facilities, and other non-moveable property. The Equipment shall include equipment in service and equipment under construction at the time of sale.

Sale Terms
----------
	CG&E proposes the Equipment be sold to a non-affiliated third party finance lessor who will concurrently enter into a leaseback of the Equipment. CG&E is filing for approval of the leaseback of the Equipment with the Public Utilities Commission of Ohio (PUCO), CG&E's state commission. Accordingly, authorization for the leaseback of Equipment is not being sought in this Application due to the PUCO having jurisdiction over such transaction pursuant to Section 9(b)(1).
	Depending on the appraised value (an independent appraiser to be selected by the buyer) and the specific items of equipment sold, the sale of the Equipment is not expected to be in excess of $40 million and not less than its net book value (estimated to be not less than $20 million). All sale proceeds will be due and payable at the time of closing. Based upon the above information, the sale proceeds will be reflective of an arm's length transaction that is fair and reasonable to the Applicants.
	After approval of the sale terms by CG&E's Board of Directors or by Company officers authorized by CG&E's Board of Directors, it is anticipated that an agreement setting forth the terms of the sale would be executed in substantially the form of Exhibit B as filed herewith.

Use of Sale Proceeds
--------------------
	CG&E proposes to use the net proceeds from the sale of the Equipment either for (a) the redemption, in whole or in part, prior to maturity, of one or more series of CG&E's outstanding first mortgage bonds, pursuant to the provisions of CG&E's First Mortgage dated as of August 1, 1936, with The Bank of New York, as trustee, as supplemented and amended and (b) repayment of short-term debt incurred in connection with such redemption \1\. The balance, if any, of such net proceeds will be used for other general corporate purposes.
        CG&E is currently considering the redemption, in whole or in part, of its First Mortgage Bonds, 10.20% Series due December 1, 2020,(the Bonds). At September 30, 1995, the Bonds had an aggregate principal amount of $150 million outstanding and are callable beginning December 1, 1995 at a redemption price of 107.44% plus accrued interest to the redemption date.
	The proposed redemption of high cost first mortgage bonds using the equipment sale proceeds is anticipated to result in greater cost savings than might otherwise be achieved were CG&E to issue and sell other securities to fund the redemption. Since the proposed lease cost will be based on the London Interbank Offered Rate for 30-day dollar deposits (30-day LIBOR) plus a spread of no more than 50 basis points, the sale and leaseback transaction is the most cost effective alternative available to CG&E since it offers the advantages of: (a) replacing long-term bonds with intermediate term financing at the lower-cost short-term rate; and (b) incurring an obligation at a cost which is currently lower than issuing intermediate or long-term securities, especially when considering the avoidance of other costs connected therewith, such as underwriting, legal, printing and ancillary fees.

Statement Pursuant to Rule 54
-----------------------------
	CG&E does not intend at present to use the sale proceeds proposed herein to finance the acquisition of an EWG or a FUCO. If CG&E's intention changes, an amended Declaration or separate filing under the Act will be submitted requesting authorization for such use.
	Under Rule 54, in determining whether to approve the issue and sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs and FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if the conditions set forth in Rule 53(a), (b) and (c) are satisfied. As set forth below, all applicable conditions of Rule 53(a) are and, upon consummation of the proposed transactions, will be satisfied, and none of the conditions specified in Rule 53(b) exists or, as a result thereof, will exist.
The following discussion assumes the Cinergy system's existence for the dates and periods in question.
	Three Cinergy companies are EWGs or FUCOs: PSI Argentina, Inc. ("PSI Argentina") and Costanera Power Corporation ("Costanera") are
EWGs, and PSI Energy Argentina, Inc. ("Energy Argentina") is a FUCO.
For further information with respect to such entities, reference is made to the Application-Declaration, as amended in File No. 70-8589.
        Rule 53(a)(1): The average of Cinergy's consolidated retained earnings for the four consecutive quarters ended June 30, 1995 was $909 million, and Cinergy's aggregate investment in EWGs and FUCOs at June
30, 1995 was approximately $20 million, or approximately 2% of consolidated retained earnings.
	Rule 53(a)(2): Cinergy maintains books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly holds an interest. At present, Cinergy does not hold any interest in a domestic EWG; Rule 53(a)(2)(i) is therefore inapplicable.
	In accordance with Rule 53(a)(2)(ii), the books and records and financial statements of each foreign EWG and FUCO which is a majority-owned subsidiary company of Cinergy are kept in conformity with and prepared according to U.S. generally accepted accounting principles ("GAAP"). Cinergy will provide the Commission access to such books and records and financial statements, or copies thereof, in English, as the Commission may request.
	In accordance with Rule 53(a)(2)(iii), for each foreign EWG and FUCO in which Cinergy directly or indirectly owns 50% or less of the voting securities, Cinergy will proceed in good faith, to the extent reasonable under the circumstances, to cause each such entity's books and records to be kept in conformity with, and the financial statements of each such entity to be prepared according to, GAAP. If such books and records are maintained, or such financial statements are prepared, according to a comprehensive body of accounting principles other than GAAP, Cinergy will, upon request of the Commission, describe and quantify each material variation from GAAP in the accounting principles, practices and methods used to maintain such books and records and each material variation from GAAP in the balance sheet line items and net income reported in such financial statements, as the case may be. In addition, Cinergy will proceed in good faith, to the extent reasonable under the circumstances, to cause access by the Commission to such books and records and financial statements, or copies thereof, in English, as the Commission may request, and in any event will make available to the Commission any such books and records that are available to Cinergy.
	Rule 53(a)(3): Less than two percent of the total number of employees of Cinergy's utility subsidiaries render services, at any one time, to Costanera, PSI Argentina and Energy Argentina. Such services have heretofore been rendered, in part, by employees of PSI Energy, Inc., in accordance with the Commission's order in PSI Resources, Inc., et al., Rel. No. 35-25674, 52 SEC Docket 2533, 2534-35 (Nov. 13, 1992),
and by employees of CG&E in accordance with business practices established prior to the Cinergy merger and the registration of Cinergy as a holding company under the Act. Pursuant to the Commission's order dated October 21, 1994 in File No. 70-8427, Cinergy Services, Inc., is authorized to provide administrative, management and other support services to utility and nonutility associate companies, including those that are EWGs or FUCOs.
	Rule 53(a)(4): Cinergy is concurrently submitting a copy of this Declaration, and will submit copies of any Rule 24 certificates hereunder, as well as a copy of Item 9 of Cinergy's Form U5S and Exhibits H and I thereto, to each of the public service commissions having jurisdiction over the retail rates of Cinergy's operating utility subsidiaries at the time such documents are filed with the Commission.
	Rule 53(b): The provisions of Rule 53(a) are not made inapplicable to the authorizations herein requested by reason of the provisions of Rule 53(b).
	Rule 53(b)(1): Neither Cinergy nor any subsidiary thereof is the subject of any pending bankruptcy or similar proceeding.
	Rule 53(b)(2): Average consolidated retained earnings for the four quarters ended June 30, 1995 equaled $909 million, versus $979 million for the four quarters ended June 30, 1994, a difference of approximately $70 million or 7%. Accordingly, the investment restriction set forth in this provision of the Rule is inapplicable.
	Rule 53(b)(3): For the twelve months ended June 30, 1995, Cinergy had net income of approximately $910,000 attributable to its direct and indirect investments in EWGs and FUCOs.
	Rule 53(c): Inasmuch as Rule 53(c) applies only if an applicant is unable to satisfy the requirements of Rule 53(a) and (b), it is inapplicable here.

Item 2.	Fees, Commissions and Expenses.
        -------------------------------
	Expenses of CG&E in connection with the proposed sale are expected to be minimal, being limited to the Form U-1 filing fee of $2,000 and miscellaneous out of pocket expenses to transact the sale, currently estimated to not exceed $10,000. No other fees, commissions or expenses, other than expenses billed at cost by Cinergy Services, Inc., not to exceed $20,000, are to be paid or incurred by CG&E or any associate company in connection with the proposed transaction.

Item 3.  Applicable Statutory Provisions
         -------------------------------
	CG&E believes that the proposed sale of the Equipment is subject to Section 12(d) of the Act and Rules 42 and 44 thereunder.


Item 4.	Regulatory Approval.
        --------------------
	No state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed sale of Equipment and redemption of securities. Approval of the leaseback is being sought with the PUCO. A copy of the PUCO order will be filed by amendment hereto.

Item 5.	Procedure.
        ----------
	CG&E hereby respectfully requests that the Commission issue and publish not later than November 16, 1995, the requisite notice under Rule 23 with respect to the filing of this Declaration, and that the Commission enter not later than December 7, 1995, an appropriate order permitting this Declaration to become effective.
	CG&E hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission; agrees that the Staff of the Division of Investment Management may assist in the preparation of the Commission's decision; and requests that there be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.	Exhibits and Financial Statements.
		----------------------------------

	(a)  Exhibits:
          A         Not Applicable.
          B         Form of Bill of Sale (previously filed with initial
                    Form U-1 Declaration filing).
          C         Not Applicable.
          D         Copy of Order of The Public Utilities Commission of
                    Ohio (to be filed by amendment).
          E         Not Applicable.
          F         Opinion of counsel (to be filed by amendment).
          G         Form of Notice of Proposed Transactions for
                    publication in Federal Register.
     (b)  Financial Statements:
          FS-1      CG&E Unaudited Pro Forma Consolidated Balance Sheet
                    at June 30, 1995 (previously filed with initial
                    Form U-1 Declaration filing).
          FS-2      CG&E Unaudited Pro Forma Consolidated Statement of
                    Income for the Twelve Months Ended June 30, 1995
                    (previously filed with initial Form U-1 Declaration filing).
          FS-3      CG&E Unaudited Pro Forma Consolidated Statement of
                    Changes in Retained Earnings for the Twelve Months
                    Ended June 30, 1995 (previously filed with initial
                    Form U-1 Declaration filing).
          FS-4      CG&E Pro Forma Consolidated Journal Entries to give
                    effect to the sale of equipment and redemption of outstanding debt securities (previously filed with initial Form U-1 Declaration filing).
           FS-5     Cinergy Unaudited Pro Forma Consolidated Balance
                    Sheet at June 30, 1995 (previously filed with initial Form U-1 Declaration filing).
           FS-6     Cinergy Unaudited Pro Forma Consolidated Statement
                    of Income for the Twelve Months Ended June 30, 1995
                    (previously filed with initial Form U-1 Declaration filing).
           FS-7     Cinergy Unaudited Pro Forma Consolidated Statement
                    of Changes in Retained Earnings for the Twelve
                    Months Ended June 30, 1995 (previously filed with initial Form U-1 Declaration filing).
           FS-8     Cinergy Pro Forma Consolidated Journal Entries to
                    give effect to the sale of equipment and redemption of outstanding debt securities (previously filed with initial Form U-1 Declaration filing).
           FS-9     Financial Data Schedule for CG&E (included in
                    electronic transmission only) (previously filed with initial Form U-1 Declaration filing).
           FS-10    Financial Data Schedule for Cinergy (included in
                    electronic transmission only) (previously filed with initial Form U-1 Declaration filing).

Item 7.   Information as to Environmental Effects.
          ----------------------------------------
	In light of the transactions proposed in this Declaration, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.
	No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                          S I G N A T U R E
	Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this document to be signed on their behalf by the undersigned thereunto duly authorized.

                                            CINERGY CORP.


                                    By:   /s/ William L. Sheafer
                                          ----------------------
                                          William L. Sheafer
                                          Treasurer


                                          THE CINCINNATI GAS
                                           & ELECTRIC COMPANY


                                    By:   /s/ William L. Sheafer
                                          ----------------------
                                          William L. Sheafer
                                          Treasurer



Dated: November 17, 1995

FOOTNOTES

\1\ If short-term debt is used to redeem bonds prior to receiving regulatory authority for the sale of the Equipment, CG&E will use net Equipment sale proceeds to repay all or a portion of such short-term debt.